Exhibit 99.1

PRESS RELEASE

New Gold Announces 2008 Financial Results for its First Year as a Producer

(All figures are in US dollars unless otherwise stated)

March 17, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE Alternext US – NGD) today announced the financial and operational results for the fourth quarter and year ended 2008(1), which represents the Company’s first year in production. In addition, New Gold provided an update on the execution of its accretive growth strategy.

Highlights

  Gold production of 272,046 ounces in 2008(2)
  Total cash costs of $549 per ounce (net of by-product sales)(2) in 2008
  Adjusted net earnings(3) of $19.2 million or $0.13 per share
  Cash flow from operations of $66.1 million in 2008(4)
  Year end cash and equivalents of $185.6 million
  Completed business combination with Peak Gold Ltd. (“Peak Gold”) and Metallica Resources Inc. (“Metallica”) on June 30, 2008
  New Afton project construction schedule extended with start up expected in the second half of 2012
  Successful ramp-up of Cerro San Pedro in its first full year of operation
  Announced business combination with Western Goldfields Inc. on March 4th , 2009

“Despite the unprecedented economic challenges which unfolded in 2008, New Gold made excellent progress on its strategic objectives while exceeding production targets by 9%,” said Robert Gallagher, President and Chief Executive Officer. “New Gold made difficult decisions in a tough market environment to ensure that the Company was in a stronger position to execute our accretive growth strategy through operational excellence, continued development of our New Afton project, and further consolidation of junior gold producers. I’m thrilled about the next milestone in the exciting growth of this Company; the recent announcement of the business combination with Western Goldfields further delivers on our previously stated growth strategy.”

Fourth Quarter and Annual Consolidated Financial Results(1)

Consolidated revenue for the fourth quarter of 2008 was $59.0 million for a total of $218.1 million for the full year. Gold sales in the fourth quarter were 78,194 ounces at a realized gold price of $792 per ounce and for the full year totalled 237,589 ounces at a realized gold price of $863 per ounce, which excludes production from Cerro San Pedro prior to the completion of the business combination with Peak Gold and Metallica.

Reported net earnings for the fourth quarter were $41.1 million and the reported net loss for the full year 2008 was $102.7 million. Reported earnings for 2008 were increased by foreign exchange gains ($50.0 million net of tax) and were decreased by the Amapari write down ($156.9 million net of tax) as well as certain expenses related to the business combination with Peak Gold and Metallica ($15.0 million, net of tax).

Cash flow from mining operations in 2008 was $20.3 million in the fourth quarter and $45.8 million for the year. Cash flow from mining operations for the full year including results from Cerro San Pedro for the period prior to the close of the business combination with Peak Gold and Metallica was $66.1 million.

2008 Operational Review

Cerro San Pedro

Cerro San Pedro completed its first full year of production exceeding expectations in operations, health and safety, environmental management systems and practices. Cerro San Pedro achieved gold sales of 21,180 ounces at a realized gold price of $799 per ounce sold in the fourth quarter and 85,362 ounces at a realized gold price of $872 per ounce for the full year. Total cash cost, net of by-product sales was $522 per ounce for the fourth quarter and $432 per ounce for the full year. The increased cost in the fourth quarter is consistent with previous guidance as mining progressed through a lower grade, higher strip ratio phase. Also contributing were higher consumable costs, somewhat offset by depreciation of the Mexican Peso versus the US dollar. The fourth quarter operating loss at Cerro San Pedro was $18.2 million which includes an $18.0 million increase in operating expenses due to purchase price allocation adjustments related to the revaluation of heap leach inventory. For the full year earnings at Cerro San Pedro were $5.5 million (4).

Peak Mines

Peak Mines achieved gold sales of 28,815 ounces in the fourth quarter at a realized gold price of $788 per ounce sold and 102,928 ounces at a realized gold price of $877 per ounce for the full year. Record mill throughput of 768,727 tonnes in 2008 reflected New Gold’s commitment to constant improvement at its operations and demonstrates the high level of competency of the Peak Mines’ operating team. Total cash cost net of by-product sales was $624 per ounce for the quarter and $477 per ounce for the full year. Higher cash cost is solely due to decreasing copper price through the latter half of the year with repricing of concentrate in process. Direct operating costs for 2008, in Australian dollar terms were only 10% higher than those of 2007, with the cost per tonne milled unchanged year on year. Earnings from Peak Mines were $2.5 million in the fourth quarter and $28.6 million for the full year 2008.

Amapari Mine

Amapari achieved gold sales of 28,199 ounces in the fourth quarter at a realized gold price of $791 per ounce and 87,412 ounces at a realized gold price of $859 per ounce for the year. Total cash cost for the quarter was $568 per ounce and for the full year was $748 per ounce. Earnings from Amapari were $1.6 million in the fourth quarter and a loss of $177.1 million for the full year 2008, net of the $156.9 million impairment charge (net of tax).

The full impact of the improved operating performance was realized in the fourth quarter with record quarterly gold production. However, due to depletion of ore suitable for treatment at the existing facilities, Amapari was placed on temporary care and maintenance on January 2, 2009. New Gold is evaluating a recently completed Preliminary Economic Assessment on the economics of exploiting the underlying sulphide resources which would require installation of a conventional crush/grind/carbon-in-leach mill. Considering the large land package in a geologically interesting setting and the occurrence of several interesting targets, the Company is also investigating other strategic alternatives for the Amapari project.

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Development Projects Update

New Afton

New Afton is an exciting project currently under construction in Western Canada, a region known as an attractive destination for development. At today’s gold and copper prices, New Afton will be a significant cash flow generator, expecting to more than double the current cash flow from our two operating assets in 2013.

On November 12, 2008, the Company announced that due to New Gold’s cash position coupled with the funding requirements of the fast track construction of the New Afton project and the uncertainty of today’s capital markets, it was extending the development schedule of the project. Under the revised development plan, surface construction is being curtailed while the critical path development of the underground workings will continue at a reduced rate. Under the original fast track schedule, operations were to commence in late 2009 ramping up to achieve full production in the second quarter of 2011. With the revised plan, surface construction would resume at the end of 2010 with full production achieved in the second half of 2012. The delayed start up provides additional time to arrange the required capital with initial production more likely being achieved in robust metal markets.

The total project development spend excluding interest was $167.8 million up to December 31, 2008 (at an average CDN:USD exchange rate of 0.95) . Under the revised development schedule the estimated remaining spend (excluding interest) to bring the project into production is $60 million in 2009 and $340 million between 2010 and 2012 (at an average CDN:USD exchange rate of 0.88) .

El Morro

The El Morro copper-gold project entered the permitting stage in November 2008, with delivery of the project’s Environmental Impact Statement to the Chilean Authorities. Permitting is expected to take from 12 to 18 months, after which development activities could proceed. Total capital cost of the project has been estimated at $2.5 billion. New Gold has an agreement with Xstrata whereby Xstrata will finance 70 percent of New Gold’s 30 percent share of El Morro’s project development costs. New Gold will repay the funds advanced by Xstrata through 80 percent of its share of cash flow from the project. With this funding agreement in place and the project entering the permitting stage, New Gold is well positioned to participate in this world class development project, in one of the most mining friendly jurisdictions.

Liquidity and Capital Review

At December 31, 2008, the Company’s cash balance was $185.6 million. The face value of the debt at December 31, 2008 was CDN$292 million, comprised of CDN$237 million in Senior Secured Notes and CDN$55 million in Convertible Debentures. On January 9, 2009, the Company reduced its debt position by CDN$50 million, through the buy back of a portion of its Senior Secured Notes for cash consideration of CDN$30 million. As a result of this transaction, New Gold’s total debt position was reduced to CDN$242 million.

The Company’s capital expenditures for 2008, as per the consolidated statement of cash flows, was $133.8 million, which includes $87.5 million for New Afton (including interest), $29.4 million for Peak Mines, $7.1 million for Amapari and $9.8 million for Cerro San Pedro and El Morro. Exploration expense in 2008 was $8.5 million.

Corporate Outlook

New Gold is forecasting 2009 gold production of between 190,000 and 210,000 ounces at a cash cost of between $465 and $485 per ounce, net of by-product sales. Capital expenditures for 2009 are expected to be $107.0 million, which includes $78.5 million for New Afton (including capitalized interest), $24.5 million for Peak Mines and $2.8 million for Cerro San Pedro. Exploration expense in 2009 is expected to be $6.2 million.

Assumptions used in the 2009 forecast for Peak Mines and Cerro San Pedro include copper and silver prices of $2.00 per pound and $10.00 per ounce, respectively, and Australian dollar and Mexican peso exchange rates of $0.70 and $12.00 to the U.S. dollar, respectively.

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Robert Gallagher, President and Chief Executive Officer said “As we look forward to 2009, we are committed to delivering on our operational targets. We will continue to demonstrate prudent financial management and take the steps necessary to maintain a strong financial position. We see sizable opportunity for growth through the development of our New Afton project, and through further consolidation of junior gold producers.”

Please visit http://www.newgold.com/page/investors/financials/ to view the 2008 financial statements and management discussion and analysis.

Business Combination with Western Goldfields Inc.

On March 4, 2009, the Company announced a business combination with Western Goldfields Inc. (“Western Goldfields”). Under the terms, New Gold will acquire by way of a plan of arrangement all of the outstanding common shares of Western Goldfields on the basis of one New Gold common share and CDN$0.0001 in cash for each common share of Western Goldfields (the "Transaction"). Upon completion of the Transaction, existing New Gold and Western Goldfields shareholders will own approximately 58% and 42% of the combined company, respectively.

Based on the closing price of New Gold's common shares on the TSX of CDN$2.30 on March 3, 2009, this offer represented a premium of 19.2% to the closing price of Western Goldfields shares on the TSX on March 3, 2009 and 20.1% to the 20-day volume weighted average trading price of both companies' shares on the TSX.

Highlights of the Transaction:

  Diversified gold production base from three gold mines in mining- friendly jurisdictions with forecasted gold production of approximately 335,000 ounces in 2009, expected to increase to over 400,000 ounces in 2012
  Strong cash flow to fully fund development at the New Afton copper-gold project in British Columbia
  Delivers on industry consolidation in a rising gold price environment
  Combines experienced management teams and boards of directors
  Enhances market presence
  Increases mineable reserves to a total of 7.6 million gold ounces within a measured and indicated resource of 12.2 million gold ounces

The parties expect to complete and mail the joint information circular in April 2009 and plan to hold the special meetings in May 2009. The Transaction is expected to close at the end of May 2009.

Robert Gallagher, President and Chief Executive Officer said “We are excited about the opportunity of building the leading intermediate gold producer with the recent announcement of the business combination with Western Goldfields. This is in line with our growth strategy and vision of becoming a million ounce gold producer by 2012. This represents significant value for both the New Gold and Western Goldfields shareholders with a greater leverage to gold, immediate increase in production and operating cash flow, strengthened financial position to contribute to the funding of our New Afton development project, while remaining in mining-friendly jurisdictions.”

(1)

Due to the business combination between New Gold, Peak Gold and Metallica which closed on June 30, 2008 the consolidated financial statements of the company are presented on the basis that Peak Gold is the acquirer for accounting purposes. Therefore consolidated income and cash flow statements for January 1 through December 31, 2008 include results of Peak Gold for the period of January 1 to December 31 and results of Metallica and New Gold assets from July 1 to December 31. The consolidated balance sheet at December 31, 2008 reflects the balances of the merged entity. For convenience, the operating highlights, including total cash costs include full year results from the operations of the three entities.

(2)

Includes 12 months commercial operations for Peak Mines, Cerro San Pedro and Amapari. Total production excluding Cerro San Pedro for the first six months of 2008 was 237,589 ounces of gold and cash cost per ounce of gold sold was $569.

(3)

This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of net earnings presented under GAAP.

(4)	Includes 12 months commercial operations for Cerro San Pedro.

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Conference Call-in Details

New Gold will hold a conference call on Tuesday, March 17, 2009 at 1:00 p.m. Eastern time to discuss these results. You may join the call by dialing toll free 1-888-789-9572 or 1-416-695-7806 to access the call from outside Canada or the U.S. Passcode 3281215. You can listen to a recorded playback of the call after the event until April 14, 2009 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Passcode 3281215.

New Gold is an intermediate gold mining company with operating assets in Mexico, and Australia and development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance, may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold and Western Goldfields will be able to satisfy the conditions in the Business Combination Agreement, that the required approvals (shareholder, third party regulatory and governmental) will be obtained and all other conditions will be satisfied or waived; the results of the preliminary economic assessment assessing the viability of a new process facility at Amapari; New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks and Uncertainties” included in New Gold’s MD&A filed on November 12, 2008, and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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(1) CASH COST

“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. The calculation of “Cash Cost” is consistent with Western Goldfields’ prior disclosures of “Cost of Sales”; Western Goldfields does not have by-product credits.

For further information please contact:
Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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